UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number 001-35492

(Check one):	☒ Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Alexander & Baldwin, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

822 Bishop Street
Address of Principal Executive Office (Street and Number)

Honolulu, Hawaii 96813
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

Alexander & Baldwin, Inc. (the “Company”) requires additional time to review the accounting for certain of its deferred income tax asset and liability balances and to finalize its financial statements, and notes thereto, for the year ended December 31, 2014. Such balances reflect the tax effect of temporary differences between the book and tax carrying values of the Company’s assets and liabilities. If any adjustments result from the Company’s review, such adjustments would affect income tax expense on the Company’s income statement and, therefore, would not affect pre-tax income.

Until the Company finalizes its review and its financial statements, and notes thereto, the Company will not be in a position to file the Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). The Company expects to complete its review and file the Form 10-K on or before March 17, 2015, the fifteenth calendar day following the prescribed due date of March 2, 2015.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul K. Ito	(808)	525-6611
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		Yes☒ No☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the 2014 and 2013 results, refer to the Company’s operating results for the three months and years ended December 31, 2014 and December 31, 2013, as disclosed in the Company’s press release dated March 2, 2015 and furnished as an exhibit to the Company’s Form 8-K dated March 2, 2015, as supplemented by the discussion herein in Part III.  Because the Company requires additional time to review the accounting for certain of its deferred income tax asset and liability balances and to finalize its financial statements and notes thereto for the year ended December 31, 2014, the Company is not reporting net income at this time.

Statements in this Form 12b-25 that are not historical facts, including statements regarding the anticipated consequences of the Company's ongoing evaluation of the deferred tax asset and liability accounts, are “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. These forward-looking statements are not guarantees of future performance. This Form 12b-25 should be read in conjunction with pages 19-32 of Alexander & Baldwin, Inc.’s 2013 Form 10-K and other filings with the U.S. Securities and Exchange Commission through the date of this release, which identify important factors that could affect the forward-looking statements in this release. We do not undertake any obligation to update our forward-looking statements.

Alexander & Baldwin, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 3, 2015	By:	/s/ Paul K. Ito
Paul K. Ito
Senior Vice President, Chief Financial Officer, Treasurer and Controller

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. § 1001)